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SECURITIE 05036412 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED FEB 23 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
8- 16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04. (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Sixth Avenue West
(No. and Street)

E. Northport, NY 11731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz 631.261.7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald A. Greene
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North Woodbury NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp., as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090 - Suffolk County
Commission Expires Nov. 22, 2008

Notary Public 2/15/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

February 11, 2005

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Investors Planning Services Corp. has as its collection agent the National Association of Security Dealers, Inc. It has a certification of exclusion from memgership (Form SIPC-3) for the period from January 1, 2004 to December 31, 2004. The exclusion was mailed on January 15, 2005.

Investors Planning Services Corp. is not required to maintain a "Special Reserve Bank Account for the Exclusivie Benefit of Customers" and is exempt from Rule 15-C 3-3 as the Broker-Dealer does not hold any cash or securities for the customer.

Respectfully submitted,

Ronald A. Greene CPA

Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

February 11, 2005

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

In accordance with my engagemnet, I have examined the Balance Sheet of Investors Planning Services Corp. as of December 31, 2004 and the related Income Statement, Statement of Cash Flow, Statement of Changes in Retained Earnings, and Schedule of Computation of Net Capital for the year then ended. My examination was made in accordance with generally accepted auditing standareds and, accordingly, included such tests of the accounting records as I considered necessary in the circumstances.

In my opinion, the financial statements present fairly the financial position of Investors Planning Services Corp. as of December 31, 2004, and the results of its operations for the year then ended in conformity with generally accepted accounting princeiples consistently applied.

Respectfully submitted,

Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

February 11, 2005

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

During the course of my exasmination of Investors Planning Services Corp., no material inadequacies were found to exist. There was no material difference between the audited computation of net capital and the unaudited Part 11A report issued to you.

Respectfully submitted,

Ronald A. Greene CPA

Ronald A. Greene CPA

INVESTORS PLANNING SERVICES, CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2004

ASSETS

Current Assets		
Cash in banks		
Checking	$ 15,729	
Funds	26,018	
Commissions Receivable	17,724	
TOTAL ASSETS		$ 59,471

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Accrued Taxes	$ 1,034	
Commissions Payable	11,355	
Account Payable	1,000	
Total Current Liabilities		$ 13,389
Stockholders Equity		
Capital Stock	10,000	
Paid in Capital	2,905	
Permanent Capital Infusion	2,500	
Retained Earnings	30,677	
Total Stockholders qeuity		46,082
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		$ 59,471

INVESTORS PLANNING SERVICES, CORP.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME		
Commission Income	$ 125,940	
Dividend Income	1,983	
Gain on Funds	466	
Total Income		$ 128,389
OPERATING EXPENSES		
NASD Fees	1,940	
Officers Salary	21,225	
Postage	710	
Accounting	2,160	
Books, Dues & subscriptions	971	
SEP/IRA	600	
Payroll Taxes	2,403	
Telephone	1,342	
Rent	6,500	
Florida Fees	150	
Legal	50	
Insurance	150	
Licenses	69	
Regulatory Fees	100	
Office Expenses	124	
AOL Expenses	182	
Commissions	83,927	
Franchise Tax	100	
Contribution	150	
Distribution	2,000	
Total Operating Expenses		124,853
NET INCOME		$ 3,536

INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Retained Earnings, January 1, 2004	$ 27,141
Net Income for the Year	3,536
Retained Earnings, December 31, 2004	$ 30,677

INVESTORS PLANNING SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Net Income	$ 3,536
Adjustments to Reconcile Net Income	
Decrease in Accounts Receivalbe	188
Increase in Accounts Payable	215
Net Cash Provided by Operations	3,939
Cash and Cash Equivalents, January 1, 2004	37,808
Cash and Cash Equivalbents, December 31, 2004	41,747

INVESTORS PLANNING SERVICES, CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Capital - December 31, 2004	$ 46,082
Less: 9% of Securities	3,902
Net Capital	42,180
Less: A1 Statutory Requirement	892
Less: Minimum Dollar Capital Requirement	5,000
Net Capital Requirement Greater Amount	5,000
Excess Net Capital	37,180
Excess Net Capital at 100%	$ 40,841